[LETTERHEAD]

December 12, 2012

VIA EDGAR & OVERNIGHT MAIL

Mr. William Kotapish

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington D.C. 20549-2000

Re:	Variable Annuity Life Insurance Co Separate Account A (“Registrant”)
The Variable Annuity Life Insurance Company (“Depositor”)
Product Name: VALIC New Portfolio Director VA
Post-Effective Amendment on Form N-4
File Nos. 333-137942 and 811- 03240

Dear Mr. Kotapish:

We are contacting you regarding Post-Effective Amendment No. 17 (the “New PD Amendment”) filed on October 9, 2012 that will automatically become effective on December 26, 2012, for file numbers referenced above on behalf of the Registrant and Depositor pursuant to the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”).

The purpose of the filing was to revise existing living benefit provisions (IncomeLOCK Plus) with different withdrawal rates and investment requirements and to add a new variable investment option. The revisions to the existing living benefit provisions and the addition of a new variable investment option filed in the Amendment are the same revisions the Depositor intends to make in Depositor’s other variable annuity contract registered on Form N-4 (“Old PD Registration Statement”). Pursuant to Rule 485(b)(1)(vii), we request using revisions to the living benefits and addition of a new variable investment option in the Amendment as the template for the Old PD Registration Statement which also offer the same living benefits.

As we discussed with Mr. Jeff Foor on December 11, 2012 and based on the recent sale by the United States Department of the Treasury (“Department of Treasury”) of its remaining shares of common stock of American International Group, Inc. (“AIG”), we anticipate that the existing disclosure in the Old PD Registration Statement and New PD Amendment regarding the Department of Treasury’s ownership interest in AIG and the transactions related thereto will be revised accordingly.

Below are the file numbers for the Old PD Registration Statement to which we propose making the revisions to the living benefit features.

Product Name	File Nos.	Filing Type	Issuing Life Company	Guarantor
VALIC Old Portfolio Director VA	033-75292/ 811-03240	485(b)	The Variable Annuity Life Insurance Company	American Home Assurance Company (“Guarantor”)

Mr. William Kotapish

December 12, 2012

File Nos. 333-137942 and 811- 03240

The Depositor and the Registrant undertake to make the following representations in support of this request:

•

Because the Old PD Registration Statement is substantially identical to the New PD Amendment, the Registrant will be able to revise the post-effective amendment to the Old PD Registration Statement effectively to reflect Commission staff comments made on the New PD Amendment.

•	The Registrant will make corresponding changes to the post-effective amendment to the Old PD Registration Statement in response to comments made by the Commission staff on the New PD Amendment.

•

The post-effective amendment to the Old PD Registration Statement will not contain any changes other than those changes discussed in this request which would make the post-effective amendment ineligible to be filed under Rule 485(b).

We acknowledge that:

•

Should the Commission or the Staff, acting pursuant to delegated authority, permit the Old PD Registration Statement to go effective pursuant to Rule 485(b)(1)(vii), it does not foreclose the Commission from taking any action with respect to the filing; and

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the Old PD Registration Statement to go effective pursuant to Rule 485(b)(1)(vii), does not relieve Depositor, Registrant and Guarantor from full responsibility for the adequacy and accuracy of the disclosure in the Old PD Registration Statement; and

•	Depositor, Registrant and Guarantor may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Should you have any questions regarding this filing, please do not hesitate to contact me at (713) 831-3299.

Very truly yours,

/s/ Mark Matthes

Mark Matthes

Vice President and Associate General Counsel

cc:	Jeffrey A. Foor – Office of Insurance Products